Exhibit 21.1

Subsidiaries of AGY Holding Corp.

Name	State or other jurisdiction of incorporation
AGY Aiken LLC	Delaware
AGY Huntington LLC	Delaware
AGY Europe SARL	France
AGY Cayman LLC	Cayman Islands
AGY Hong Kong Ltd.	People’s Republic of China
AGY Shanghai Technology Co., Ltd.	People’s Republic of China